GOLDEN HOPE MINES LIMITED **NEWS**

GOLDEN HOPE ANNOUNCES CLOSING OF A $640,000 FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – July 14, 2008 – Golden Hope Mines Limited ("Golden Hope" or the "Company") (TSX-V: GNH and PK: GOLHF) is pleased to announce the closing of a private placement offering consisting of 3,764,706 flow-through common shares of the Company (the "Flow-Through Shares") at a price of $0.17 per Flow-Through Share (the "Offering").

Golden Hope will use the proceeds from the Offering to advance the exploration on its Bellechasse project in Quebec.

The Company paid certain registered brokers (the "Brokers") commission fees in the aggregate amount of $41,600. In addition, the Company issued 114,706 broker warrants (the "Broker Warrants"). Each Broker Warrant will entitle the holder to buy one Common Share at $0.24 per Common Share. The Broker Warrants will be exercisable, in whole or in part, until January 11, 2010.

In addition, the Company has determined that it will not issue any further securities under the private placement previously announced on June 6, 2008.

About Golden Hope: Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

Contact Information

Louis Hoël, President
Golden Hope Mines Limited
Tel: 416-362-3509
Fax: 416-864-0175
lhoel@goldenhopemines.com

info@goldenhopemines.com
Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

File No. 82-4991

GOLDEN HOPE
MINES LIMITED

NEWS

Golden Hope Mines Engages Auburn Partners for Investor Relation Services

Toronto, ON – July 15, 2008: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK)** a junior exploration company actively exploring for gold and base metals, is pleased to announce the engagement of Auburn Partners Inc. as strategic investor relations consultants to the company. Auburn Partners will focus on developing and expanding Golden Hope Mines' communications with the investment community through a comprehensive investor relations program.

"Auburn Partners have demonstrated to us their ability to get the company and its project in front of high quality investors, investment managers and fund managers over a short trial period", said Louis Hoël, President, Golden Hope Mines Ltd. "Although the market has been difficult for junior exploration companies, it is imperative that we continue to present our project to as many key individuals in the investment community as possible. They will participate in our growth as we further develop our key assets".

"The management team and the current exploration program of Golden Hope Mines has been very well received by our network of brokers and investment managers. We look forward to building a successful relationship with Golden Hope Mines going forward" said Shanda Theaker, Principal, Auburn Partners Inc.

Auburn Partners was engaged by Golden Hope Mines on July 1, 2008 for a monthly fee of $5,000 for professional services for a period of 6 months, with the fee due and payable at the beginning of every month. The agreement with Auburn is for a 6 month period, which may be extended with the prior written consent of both parties, and may be terminated by either party upon 30 days notice. Auburn has been granted 200,000 incentive stock options exercisable at a price of $0.35 per share, for a period of two years. The options shall vest and become exercisable as to one quarter of the number granted on a quarterly basis over the ensuing year, and shall expire 30 days upon termination of the agreement.

Neither Auburn Partners, nor any of its employees, holds any interest, directly or indirectly, in Golden Hope Mines, or any right to acquire such an interest. This agreement is subject to acceptance by the TSX Venture Exchange.

About Auburn Partners Inc.

Auburn Partners Inc. is a boutique investor relations firm focused on small and micro cap companies. Our primary role is to bring together our select clients within the Canadian investment community with our network of investment managers and investment funds. We customize our services to fit the needs of our clients in order to provide an elite investor relations service.

About Golden Hope Mines Ltd.

Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S.A. The Bellechasse gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite geological formations. For further information on Golden Hope, visit www.goldenhopemines.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact Information

Louis Hoël
President
Golden Hope Mines Ltd.
Tel: 416-362-3509
Fax: 416-864-0175
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

END